UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

REPORT ON THE ASSESSMENT
OF THE NET BOOK VALUE
TO BE MERGED

August 31, 2010

ASSESSMENT REPORT

1)
BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória, at Av. Nossa Senhora da Penha, no. 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under no. CRC 2ES000289/O-5, enrolled with the National Taxpayer’s Registry (Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda) (CNPJ/MF) under no. 27.243.377/0001-28, with its corporate charter registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas of Vitória, Espírito Santo on May 28, 1975 under no. 3.074, as last amended on September 22, 2009 under no. 43.295 Livro A 01 by the partner signatory hereto Wladimir Firme Zanotti, Brazilian, married, Accountant, bearer of ID card no. 660.841 SSP - ES, enrolled with the CPF under no. 002.377.737-08 and with the Conselho Regional de Contabilidade do Estado do Espírito Santo under no. 1ES007326/O-5, resident and domiciled at Av. Estudante José Julio de Souza, no. 1.300, Itaparica, Vila Velha, in the State of Espírito Santo, designated, in accordance with the Protocol and Justification of the Merger of ALICIA PAPÉIS S.A. into FIBRIA CELULOSE S.A., executed by the management of FIBRIA CELULOSE S.A., headquartered in the City and State of São Paulo at Alameda Santos, no. 1.357, 6th floor, enrolled with the CNPJ/MF under no. 60.643.228/001-21 ad referendum of the upcoming Extraordinary Shareholders’ General Meeting, to act as a specialized expert company to assess the net book value of ALICIA PAPÉIS S.A., in accordance with Brazilian GAAP, presents below the result of its work.

Purpose of the Assessment

2)
This report is issued with the sole purpose of forming part of the process of merging ALICIA PAPÉIS S.A. into FIBRIA CELULOSE S.A. as provided in articles 223 et seq. of Law no. 6.404/76 – the Brazilian Corporate Law, and should not be used for other purposes.

Scope

3)
The assessment report of the net book value is being issued in connection with the examination of the balance sheet prepared on August 31, 2010, which was prepared under the responsibility of the Company’s administration.

4)
Our examination was conducted in accordance with the Independent Auditing of Financial Statements Regulations applicable in Brazil, and consists, among other procedures, of: (a) planning the work, considering the relevance of the balances, the volume of transactions and the Company’s accounting systems and internal controls; (b) examining, on a test basis, the evidence and records that support the figures presented; and (c) evaluating the representative accounting practices and estimates adopted by Company management.

Conclusion

5)
Based on the work performed, we conclude that the value of the goods, rights and obligations that compose the net book value of ALICIA PAPÉIS S.A., in accordance with the balance sheet of August 31, 2010, as summarized in the Annex, is R$3,261,195,067.74 (three billion, two hundred sixty-one million, one hundred ninety-five thousand, sixty-seven reais and seventy-four centavos), with a total number of shares of 1,811,563,609 (one billion, eight hundred eleven million, five hundred sixty-three thousand, six hundred and nine shares), and is recorded on the accounting books in accordance with Brazilian GAAP.

6)
The Company maintains relations and transactions in significant amounts with its subsidiary.  On August 31, 2010 there was a balance of: (i) accounts receivable in the amount of R$284,000,000.00, arising from rent of the industrial park and (ii) a loan liability in the amount of R$21,297,129.98, in respect of the balance of the current account maintained with the shareholder, which makes payments on account of and pursuant to the instructions of the Company, which is not subject to finance charges.  Consequently, the results of its operations may be different from those that could be obtained in transactions effected only with unrelated parties.

To comply with the requirements of the Brazilian Securities Commission (Comissão de Valores Mobiliários), we report that:

a)
In accordance with the professional standards established by the Federal Accounting Council (Conselho Federal de Contabilidade), we have no knowledge of direct or indirect conflicts of interest, nor of any other circumstance that represents a conflict of interest in relation to the services that we provided as described above; and

b)
We have no knowledge of any action on the part of the controlling party nor of Company administrators to direct, limit, impede, or practice any acts that have or could compromise access, use or knowledge of the information, goods, documents, or working methodology relevant to the quality of the respective conclusions.

Vitória, September 13, 2010.

Wladimir Firme Zanotti
Partner-Accountant CRC 1ES007326/O-5
BAKER TILLY BRASIL-ES
Auditores Independentes
CRC 2ES000289/O-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 16, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO